UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KORE Group Holdings, Inc.
(Name of Issuer)

Warrants to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Searchlight IV KOR, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight IV KOR, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,024,711 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,024,711 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,024,711 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the number of shares of common stock, par value $0.0001 per share (“Common Stock”), of KORE Group Holdings, Inc. (the “Issuer”) issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 11,800,000 shares of Common Stock at an exercise price of $0.01 per share issued on November 9, 2023 (the “Warrant”) and the warrant to purchase up to 224,711 shares of Common Stock at an exercise price of $0.01 per share issued on December 13, 2023 (the “Additional Warrant”), as further discussed in Items 1, 4 and 6 herein.

(2)	Based on 82,380,381 shares of Common Stock outstanding as of December 13, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 13, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP AGG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,024,711(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,024,711(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,024,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein.

(2)	Based on 82,380,381 shares of Common Stock outstanding as of December 13, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 13, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,024,711(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,024,711(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,024,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein.

(2)	Based on 82,380,381 shares of Common Stock outstanding as of December 13, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 13, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,024,711(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,024,711(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,024,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein.

(2)	Based on 82,380,381 shares of Common Stock outstanding as of December 13, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 13, 2023.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023 (the “Schedule 13D”), relating to KORE Group Holdings, Inc. (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D relates to warrants to purchase a total of 12,024,711 shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer, a Delaware corporation, with principal executive offices at 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia 30346.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended by:

(a)	Amending and restating the first sentence of the first paragraph thereof to read as follows:

On November 9, 2023, the Issuer and Searchlight IV KOR entered into an Investment Agreement, as amended by the Amendment to Investment Agreement, dated as of December 13, 2023, (such amendment, the “Amendment to Investment Agreement,” and such agreement, as amended, the “Investment Agreement”), pursuant to which Searchlight IV KOR agreed to purchase from the Issuer, for aggregate consideration of $150 million, (i) 150,000 shares of Series A-1 Preferred Stock of the Issuer, par value of $0.0001 per share (the “Series A-1 Preferred Stock”) and (ii) a warrant as amended and restated on December 13, 2023, (the “Warrant”) to purchase 11,800,000 shares of Common Stock (as may be adjusted in accordance with the Warrant), with an exercise price of $0.01 per share (as may be adjusted in accordance with the Warrant), in a private placement (collectively, the “Initial Investment”). On November 15, 2023 (the “Initial Closing Date”), Searchlight IV KOR completed the Initial Investment.

(b)	Amending and restating the last paragraph thereof to read as follows:

On December 11, 2023, pursuant to the Investment Agreement, the Issuer delivered a notice to Searchlight IV KOR of its exercise of its option with respect to the Additional Investment to issue and sell to Searchlight IV KOR 2,857 additional shares of Series A-1 Preferred Stock and an Additional Warrant to purchase 224,711 shares of Common Stock for aggregate consideration of $2,856,500. On December 13, 2023, the Issuer and Searchlight IV KOR completed the Additional Investment and the proceeds from such Additional Investment were used to fund the purchase price of the Issuer’s repurchase of 5,000,000 shares of Common Stock from Twilio Inc. pursuant to that certain Stock Repurchase Agreement, dated as of December 11, 2023, by and between the Issuer and Twilio Inc. The sources of funds for the Initial Investment and the Additional Investment were capital contributions made by the investors in the Reporting Persons together with available lines of credit.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by:

(a)	Amending and restating the second paragraph thereof to read as follows:

The Reporting Persons acquired beneficial ownership of the Warrant and the Additional Warrant and the shares of Common Stock underlying such warrants as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement and the Investor Rights Agreement (as defined below), and depending on various factors, including, but not limited to, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the Initial Investment or the Additional Investment as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

(b)	Amending and restating the fifth paragraph thereof to read as follows:

Pursuant to the Investment Agreement, Searchlight IV KOR will be subject to certain standstill restrictions and certain restrictions on transferring shares of Series A-1 Preferred Stock, the Warrant, the Additional Warrant or shares underlying the Warrant or the Additional Warrant, as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating the second and third paragraphs thereof to read as follows:

As of the date hereof, (i) Searchlight IV KOR beneficially owns the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant reported herein, (ii) Searchlight IV GP AGG, because of its position as the general partner of Searchlight IV KOR, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant reported herein, (iii) Searchlight IV GP LP, because of its position as the sole member of Searchlight IV GP AGG, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant reported herein, and (iv) Searchlight IV GP, because of its position as the general partner of Searchlight IV GP LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant reported herein.

With respect to the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant reported herein, each of Searchlight IV KOR, Searchlight IV GP AGG, Searchlight IV GP LP, and Searchlight IV GP may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by:

(a)	Amending and restating the eleventh paragraph to read as follows:

The Warrant and the Additional Warrant

The Warrant and the Additional Warrant are exercisable at any time and from time to time until prior to the close of business on the 10th anniversary of the original issuance date of the Warrant or the Additional Warrant, as applicable (subject to extension in limited circumstances). The Warrant and the Additional Warrant include customary anti-dilution adjustments, including, among others, for stock splits, reclassifications, combinations, dilutive issuances and dividends or distributions made by the Issuer on the Common Stock.  Until or unless the Issuer receives shareholder approval under applicable New York Stock Exchange listing rules for the issuance of more than 19.9% of the Common Stock issued and outstanding as of November 9, 2022 (the “Share Cap”), pursuant to the exercise of the Warrant and the Additional Warrant, the Company may not issue shares of Common Stock that would exceed the Share Cap. The Warrant and the Additional Warrant are exercisable on a cash or net settlement basis. The Warrant and the Additional Warrant will expire on November 15, 20233, except as otherwise provided therein.

(b)	Amending and restating the last paragraph to read as follows:

The foregoing descriptions of the Investment Agreement, as amended by the Amendment to Investment Agreement, the Investor Rights Agreement, the Warrant, the Additional Warrant, the Series A-1 Certificate and the Series A-2 Certificate are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this report as Exhibits 2, 3, 4, 5, 6, 7 and 8 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).
Exhibit 2	Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 9, 2023).
Exhibit 3	Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 13, 2023).
Exhibit 4	Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on December 13, 2023).
Exhibit 5	Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 13, 2023).
Exhibit 6	Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 7	Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 8	Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023.

SEARCHLIGHT IV KOR, L.P. By: Searchlight Capital Partners IV GP AGG, LLC, its General Partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP AGG, LLC

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP, L.P. By: Searchlight Capital Partners IV GP, LLC, its General Partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP, LLC

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person